Buenos Aires, July 24, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Postponement of interest’s payment date of Series 1 Notes.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in addition of the Relevant Event published on July 17, 2020, to inform the holders of notes that based on the same grounds as informed on July 21, 2020 regarding Series T Notes, the Company will proceed to the payment of the seventh interest period for a total amount of US$28.125.000 (the “Interest Payment”) corresponding to Series 1 Notes that were issued under US$2,000,000,000 note program as obligaciones negociables dated June 19, 2017 (the “Series 1 Notes”), within the 30-day grace period as described in the terms and conditions of the Indenture that governs the Series 1 Notes.

In this sense, the new dates of interest payment for the Series T and the Series 1 Notes will be duly informed by the Company through the corresponding Form 6-K filings.

We reaffirm that the aforementioned deferral does not constitute an event of default of the Series 1 Notes according to its terms and conditions since the Company will make its payment within the grace period established in the Indenture that governs Series 1 Notes.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations